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                                                                 Exhibit (a)(18)

                   ADDENDUM FOR EMPLOYEES IN UNITED KINGDOM

Tax Information

     This addendum does not discuss all of the tax consequences that may be relevant to you in your particular circumstances, but is merely intended to alert you to some of the tax information you may want to consider in making your decision.

     You may be granted all or a portion of your New Options under an option plan approved by the UK Inland Revenue. Options granted under an approved plan entitle you to preferential tax treatment (i.e., tax due on the difference between the fair market value of shares on the date of exercise and the exercise price may be deferred until the time of sale, when capital gains treatment may apply). Grants made under an approved plan also exempt you from paying National Insurance Contributions ("NICs") in connection with the exercise of options. Grants of New Options made pursuant to the terms of the Offer may be made in whole or in part under an approved scheme and therefore may entitle you to preferential tax treatment and an exemption from the payment of NICs. However, no assurances can be given to this effect.

     In accordance with rules promulgated by the Inland Revenue, employers and employees are required to pay NICs based on employees' earnings, including the "spread" between the fair market value on the date of exercise and the exercise price of options granted after 5 April 1999. New legislation has been enacted which allows an employer to transfer the employer's NIC liability to employees in connection with the exercise, assignment, release or cancellation of options by entering into an agreement with each employee providing that the employee will meet the employer's NIC liability in such circumstances. If you choose to return your Eligible Options and Required Options for New Options, to the extent that NICs will be payable on the New Options, we and our subsidiaries will require that you agree to absorb the employer's NIC liability on option exercise and to enter into a joint election to be submitted to the Inland Revenue which will provide that you will pay any NIC liability arising on the exercise of the New Options which may be granted to you. You may wish to take this into consideration when deciding whether to tender Eligible Options and Required Options. It is our understanding that you will be entitled to deduct the NIC payments you make for the purposes of calculating the amount of the gain subject to income tax on the exercise of the New Options.

     Please note that tax laws change frequently and vary with your individual circumstances. Please consult a tax advisor to determine the tax considerations relevant to your participation in the Offer.